2026

Brookfield Renewable Corporation

INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

Brookfield

AS AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	13	$700	$682
Restricted cash	14	138	21
Trade receivables and other current assets	15	1,075	992
Financial instrument assets	4	318	157
Due from related parties	18	2,845	1,625
Assets held for sale	3	1,436	466
		6,512	3,943
Financial instrument assets	4	495	435
Equity-accounted investments	12	987	1,014
Property, plant and equipment, at fair value	7	38,557	39,699
Goodwill	11	869	809
Deferred income tax assets		176	179
Other long-term assets		195	188
Total Assets		$47,791	$46,267
Liabilities
Current liabilities
Accounts payable and accrued liabilities	16	$776	$777
Financial instrument liabilities	4	661	405
Due to related parties	18	1,909	1,011
Non-recourse borrowings	8	1,477	2,772
Provisions		9	7
Liabilities directly associated with assets held for sale	3	352	220
Interests held in BRHC by the partnership	10	5,472	5,245
BEPC exchangeable and class A.2 exchangeable shares	10	5,151	5,016
		15,807	15,453
Financial instrument liabilities	4	1,159	474
Non-recourse borrowings	8	14,134	12,492
Deferred income tax liabilities		7,475	7,339
Provisions		340	349
Due to related parties	18	529	485
Other long-term liabilities		478	443
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	8,555	9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	337	333
The partnership	10	(1,023)	(406)
Total Equity		7,869	9,232
Total Liabilities and Equity		$47,791	$46,267

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2026	2025	2026	2025
Revenues	18	$1,143	$931	$3,102	$2,790
Other income		49	85	207	147
Direct operating costs(1)		(640)	(370)	(1,508)	(1,091)
Management service costs	18	(36)	(26)	(127)	(75)
Interest expense	8	(420)	(398)	(1,180)	(1,236)
Share of losses from equity-accounted investments	12	(17)	(5)	(21)	(6)
Foreign exchange and financial instruments gain (loss)	4	121	(5)	38	(52)
Depreciation	7	(296)	(313)	(891)	(939)
Other		(152)	(8)	(200)	(40)
Remeasurement of interests held in BRHC by the partnership	10	1,282	(54)	(227)	(583)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares	10	1,258	(71)	28	(595)
Income tax (expense) recovery
Current	6	(21)	(7)	(74)	(55)
Deferred	6	22	16	59	58
		1	9	(15)	3
Net income (loss)		$2,293	$(225)	$(794)	$(1,677)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(39)	$8	$(143)	$(39)
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	(5)	—	(12)	—
The partnership	10	2,337	(233)	(639)	(1,638)
		$2,293	$(225)	$(794)	$(1,677)
(1) Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2026	2025	2026	2025
Net income (loss)		$2,293	$(225)	$(794)	$(1,677)
Other comprehensive income (loss) that will not be reclassified to net income (loss):
Revaluations of property, plant and equipment	7	48	(203)	141	(494)
Actuarial gain (loss) on defined benefit plans		1	1	(1)	4
Deferred income tax (expense) recovery on above items		(14)	48	(52)	43
Equity-accounted investments	12	—	—	—	27
Total items that will not be reclassified to net income (loss)		35	(154)	88	(420)
Other comprehensive (loss) income that may be reclassified to net income (loss):
Foreign currency translation		266	362	1,138	1,322
Losses arising during the period on financial instruments designated as cash-flow hedges	4	(218)	(92)	(366)	(81)
Unrealized loss on foreign exchange swaps - net investment hedge	4	(142)	(142)	(415)	(433)
Reclassification adjustments for amounts recognized in net income (loss)	4	12	(17)	17	(36)
Deferred income tax recoveries on above items		20	12	47	27
Total items that may be reclassified subsequently to net income (loss)		(62)	123	421	799
Other comprehensive (loss) income		(27)	(31)	509	379
Comprehensive income (loss)		$2,266	$(256)	$(285)	$(1,298)
Comprehensive (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	9	$(17)	$68	$330	$222
Participating non-controlling interests – in a holding subsidiary held by the partnership	9	(4)	2	4	18
The partnership	9	2,287	(326)	(619)	(1,538)
		$2,266	$(256)	$(285)	$(1,298)
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at June 30, 2026	$(13,339)	$(1,621)	$11,710	$(73)	$(3,323)	$341	$9,728	$6,746
Net income (loss)	2,337	—	—	—	2,337	(5)	(39)	2,293
Other comprehensive (loss) income	—	(14)	17	(53)	(50)	1	22	(27)
Capital contributions (Note 9)	—	—	—	—	—	—	44	44
Disposal (Note 2)	187	—	(187)	—	—	—	(703)	(703)
Distributions and return of capital	—	—	—	—	—	—	(486)	(486)
Other	(20)	1	34	(2)	13	—	(11)	2
Change in period	2,504	(13)	(136)	(55)	2,300	(4)	(1,173)	1,123
Balance, as at September 30, 2026	$(10,835)	$(1,634)	$11,574	$(128)	$(1,023)	$337	$8,555	$7,869

Balance, as at June 30, 2025	$(9,253)	$(1,477)	$10,815	$31	$116	$270	$10,368	$10,754
Net (loss) income	(233)	—	—	—	(233)	—	8	(225)
Other comprehensive income (loss)	—	6	(64)	(35)	(93)	2	60	(31)
Capital contributions	—	—	—	—	—	—	93	93
Disposals	12	—	(12)	—	—	—	(3)	(3)
Distributions and return of capital	—	—	—	—	—	—	(38)	(38)
Other	(1)	(1)	1	(1)	(2)	(2)	(11)	(15)
Change in period	(222)	5	(75)	(36)	(328)	—	109	(219)
Balance, as at September 30, 2025	$(9,475)	$(1,472)	$10,740	$(5)	$(212)	$270	$10,477	$10,535
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income				Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	The partnership	Foreign currency translation	Revaluation surplus	Other	Total	Participating non-controlling interests – in a holding subsidiary held by the partnership	Participating non-controlling interests – in operating subsidiaries	Total equity
Balance, as at December 31, 2025	$(10,619)	$(1,715)	$11,953	$(25)	$(406)	$333	$9,305	$9,232
Net loss	(639)	—	—	—	(639)	(12)	(143)	(794)
Other comprehensive income (loss)	—	82	36	(98)	20	16	473	509
Capital contributions (Note 9)	—	—	—	—	—	—	435	435
Disposal (Note 2)	269	—	(269)	—	—	—	(703)	(703)
Change in ownership	(39)	—	(192)	—	(231)	—	231	—
Distributions and return of capital	—	—	—	—	—	—	(1,011)	(1,011)
Other	193	(1)	46	(5)	233	—	(32)	201
Change in period	(216)	81	(379)	(103)	(617)	4	(750)	(1,363)
Balance, as at September 30, 2026	$(10,835)	$(1,634)	$11,574	$(128)	$(1,023)	$337	$8,555	$7,869

Balance, as at December 31, 2024	$(7,825)	$(1,653)	$10,790	$29	$1,341	$259	$10,508	$12,108
Net loss	(1,638)	—	—	—	(1,638)	—	(39)	(1,677)
Other comprehensive income (loss)	—	184	(48)	(36)	100	18	261	379
Capital contributions	—	—	—	—	—	—	250	250
Disposals	12	—	(12)	—	—	—	(3)	(3)
Distributions and return of capital	—	—	—	—	—	(5)	(490)	(495)
Other	(24)	(3)	10	2	(15)	(2)	(10)	(27)
Change in period	(1,650)	181	(50)	(34)	(1,553)	11	(31)	(1,573)
Balance, as at September 30, 2025	$(9,475)	$(1,472)	$10,740	$(5)	$(212)	$270	$10,477	$10,535
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2026	2025	2026	2025
Operating activities
Net income (loss)		$2,293	$(225)	$(794)	$(1,677)
Adjustments for the following non-cash items:
Depreciation	7	296	313	891	939
Unrealized financial instrument (gain) loss	4	(122)	—	(39)	9
Share of losses from equity-accounted investments	12	17	5	21	6
Deferred income tax recovery	6	(22)	(16)	(59)	(58)
Other non-cash items		198	(5)	231	52
Remeasurement of interests held in BRHC by the partnership	10	(1,282)	54	227	583
Remeasurement of BEPC exchangeable and class A.2 shares	10	(1,258)	71	(28)	595
Dividends received from equity-accounted investments	12	15	2	18	3
		135	199	468	452
Changes in due to or from related parties		(18)	37	30	67
Net change in working capital balances		136	23	58	(11)
		253	259	556	508
Financing activities
Proceeds from non-recourse borrowings	8	494	1,038	2,632	2,401
Repayment of non-recourse borrowings	8	(372)	(251)	(1,940)	(1,586)
Capital contributions from non-controlling interests	9	50	68	661	225
Exchangeable share issuance	10	—	—	237	—
Distributions paid and capital repaid:
To participating non-controlling interests	9	(603)	(38)	(1,011)	(490)
To the partnership	10	—	—	—	(5)
Related party borrowings, net	18	345	(708)	(316)	(511)
		(86)	109	263	34
Investing activities
Investment in property, plant and equipment	7	(525)	(240)	(997)	(790)
Investment in equity-accounted investments	12	(17)	(83)	(77)	(124)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		438	44	496	44
Proceeds from financial assets	4	—	—	—	314
Restricted cash and other		(139)	(65)	(222)	(76)
		(243)	(344)	(800)	(632)
Cash and cash equivalents
(Decrease) increase		(76)	24	19	(90)
Foreign exchange (loss) gain on cash		(12)	4	(1)	50
Net change in cash classified within assets held for sale		32	(25)	—	(25)
Balance, beginning of period		756	556	682	624
Balance, end of period		$700	$559	$700	$559
Supplemental cash flow information:
Interest paid		$390	$355	$1,100	$1,086
Interest received		24	14	78	58
Income taxes paid		38	22	107	65
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

BROOKFIELD RENEWABLE CORPORATION
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Brookfield Renewable Corporation (“BEPC” or the “company”) and its subsidiaries, own and operate a portfolio of renewable power and sustainable solution assets primarily in North America, South America and Europe. BEPC was formed as a corporation established under the British Columbia Business Corporation Act on October 3, 2024 and is a subsidiary of Brookfield Renewable Partners L.P. (“BEP”), or, collectively with its controlled subsidiaries, including BEPC (“Brookfield Renewable”), or, collectively with its controlled subsidiaries, excluding BEPC, (the “partnership”).
The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable and Brookfield Renewable Corporation, and unless the context otherwise requires, includes Brookfield Asset Management Ltd. (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield”. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
The class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.
The registered head office of Brookfield Renewable Corporation is Brookfield Place, 225 Liberty Street, 8th Floor, New York, NY, United States.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

1. BASIS OF PRESENTATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s December 31, 2025 audited consolidated financial statements. The interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2025 audited consolidated financial statements, except for the adoption of new standards effective as of January 1, 2026, refer to Note 1 (d) Recently adopted accounting standards.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These interim consolidated financial statements were authorized for issuance by the Board of Directors of the company on November 4, 2026.
Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, £, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, and Colombian pesos, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of presentation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These interim consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of the company’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on company financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. The company has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. The company is currently assessing the impact of this standard on its presentation and disclosures.
IFRS 20 - Regulatory Assets and Regulatory Liabilities (“IFRS 20”)
In May 2026, the IASB issued IFRS 20, Regulatory Assets and Regulatory Liabilities. IFRS 20 is effective for periods beginning on or after January 1, 2029, with early adoption permitted. IFRS 20 sets out the requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense, enabling users of financial statements to understand the total allowed compensation for regulatory goods or services supplied in each reporting period and the related rights and obligations. The company is currently assessing the impact of this standard on its presentation and disclosures.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on the company.
2. DISPOSAL OF ASSETS
U.S. Hydroelectric Portfolio
In a series of transactions which took place on January 9, 2026, June 29, 2026, and August 27, 2026, the company, together with its institutional partners, completed the sale of its remaining 75% interest in a 448 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $841 million ($402 million net to the company), of which $85 million ($35 million net to the company) is deferred consideration. The company, together with its institutional partners, completed certain commercial initiatives in accordance with the sale agreements that resulted in an additional earn-out of $72 million ($36 million net to the company) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, the company derecognized $1.8 billion of total assets and $0.8 billion of total liabilities from the consolidated statements of financial position. The post-tax accumulated revaluation surplus of $1.1 billion ($106 million net to the company) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
U.S. Renewables Portfolio
On May 29, 2026 and July 22, 2026, the company, together with its institutional partners, completed the sale of a 132 MW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $93 million ($59 million net to the company), net of transaction costs. As a result of the disposition, the company derecognized $321 million of total assets and $218 million of total liabilities from the consolidated statements of financial position.
Colombian Renewables Portfolio
On September 17, 2026, the company, together with its institutional partners, completed the sale of a 39 MW portfolio of operating hydroelectric assets in Colombia for proceeds of approximately COP612 billion ($156 million) (COP205 billion ($52 million) net to the company). As a result of the disposition, the company derecognized $249 million of total assets and $71 million of total liabilities from the consolidated statements of financial position. The post-tax accumulated revaluation surplus of $99 million ($33 million net to the company) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

3. ASSETS HELD FOR SALE
As at September 30, 2026, assets held for sale include the following:
Colombian Renewables Portfolios
During the second quarter of 2026, the company, together with its institutional partners, agreed to the sale of a portfolio including 118 MW of operating hydroelectric assets and 100 MW of operating solar assets in Colombia for proceeds of approximately COP1,610 billion ($426 million) (COP541 billion ($143 million) net to the company). As at September 30, 2026, the portfolio had a post-tax accumulated revaluation surplus of $180 million ($60 million net to the company) that would be reclassified to equity upon disposition. Subsequent to the quarter, the sale of the portfolio was completed, refer to Note 19 - Subsequent events, for more details.
During the third quarter of 2026, the company, together with its institutional partners, agreed to the sale of a portfolio including 110 MW of operating hydroelectric assets and 134 MW of operating solar assets in Colombia for proceeds of approximately COP2,035 billion ($551 million) (COP684 billion ($185 million) net to the company). As at September 30, 2026, the portfolio had a post-tax accumulated revaluation surplus of $211 million ($71 million net to the company) that would be reclassified to equity upon disposition.
The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$—	$6
Trade receivables and other current assets	2	9
Financial instrument assets	—	10
Property, plant and equipment, at fair value	1,408	441
Goodwill	26	—
Deferred income tax assets	—	—
Assets held for sale	$1,436	466
Liabilities
Current liabilities	$—	4
Non-recourse borrowings	—	133
Financial instrument liabilities	—	65
Deferred income tax liabilities	343	—
Provisions	2	8
Other long-term liabilities	7	10
Liabilities directly associated with assets held for sale	$352	$220
4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. The company uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks the company is exposed to since the December 31, 2025 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents the company's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”), interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2026				December 31, 2025
(MILLIONS)	Level 1	Level 2	Level 3	Total(1)	Total(1)
Assets measured at fair value:
Cash and cash equivalents	$700	$—	$—	$700	$682
Restricted cash(2)	206	—	—	206	81
Financial instrument assets(2)
IFRS 9 PPAs	—	—	15	15	78
Energy derivative contracts	—	54	—	54	104
Interest rate swaps	—	223	—	223	85
Foreign exchange swaps	—	—	—	—	5
Tax equity	—	—	162	162	—
Property, plant and equipment	—	—	38,557	38,557	39,699
Liabilities measured at fair value:
Financial instrument liabilities(2)
IFRS 9 PPAs	—	(17)	(841)	(858)	(253)
Energy derivative contracts	—	(89)	—	(89)	(154)
Interest rate swaps	—	(8)	—	(8)	(59)
Foreign exchange swaps	—	(596)	—	(596)	(201)
Tax equity	—	—	(269)	(269)	(212)
Liabilities for which fair value is disclosed:
Interests held in BRHC by the partnership(3)	(5,472)	—	—	(5,472)	(5,245)
BEPC exchangeable and class A.2 exchangeable shares(3)	(5,151)	—	—	(5,151)	(5,016)
Non-recourse borrowings(2)	(1,635)	(13,926)	—	(15,561)	(15,362)
Total	$(11,352)	$(14,359)	$37,624	$11,913	$14,232
(1)Excludes $359 million (2025: $320 million) of investments in debt securities measured at amortized cost.
(2)Includes both the current amount and long-term amounts.
(3)BEPC class B shares are also classified as financial liabilities due to their cash redemption feature. As discussed in Note 10 – BEPC Exchangeable Shares, BRHC Exchangeable Shares, Class A.2 Exchangeable Shares, BRHC Class B Shares and BRHC Class C Shares, the BEPC class B shares meet certain qualifying criteria and are presented as equity.

There were no transfers between levels during the nine months ended September 30, 2026.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

Financial instruments disclosures
The aggregate amount of our company's net financial instrument positions are as follows:

	September 30, 2026			December 31, 2025
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$15	$858	$(843)	$(175)
Energy derivative contracts	54	89	(35)	(50)
Interest rate swaps	223	8	215	26
Foreign exchange swaps	—	596	(596)	(196)
Investments in debt securities	359	—	359	320
Tax equity	162	269	(107)	(212)
Total	813	1,820	(1,007)	(287)
Less: current portion	318	661	(343)	(248)
Long-term portion	$495	$1,159	$(664)	$(39)
(a)   Tax equity
The company owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, distributed generation and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the interim consolidated statements of financial position.
Gain or loss on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income (loss).
(b)   Energy derivative contracts and IFRS 9 PPAs
The company has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in the company's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(c)   Interest rate hedges
The company has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(d)   Foreign exchange swaps
The company has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(e)   Investments in debt securities
The company’s investments in debt securities are classified as amortized cost.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table reflects the gains (losses) included in foreign exchange and financial instruments gain (loss) in the interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
IFRS 9 PPAs	$(49)	$(7)	$(128)	$(28)
Energy derivative contracts	(17)	9	(17)	27
Interest rate swaps	10	4	21	2
Foreign exchange swaps	(25)	(1)	(52)	(25)
Tax equity	187	17	189	38
Foreign exchange gain (loss)	15	(27)	25	(66)
	$121	$(5)	$38	$(52)
The following table reflects the gains (losses) included in other comprehensive income (loss) in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
IFRS 9 PPAs	$(378)	$(110)	$(498)	$(67)
Energy derivative contracts	(4)	2	(32)	(3)
Interest rate swaps	164	17	164	(9)
Foreign exchange swaps	—	(1)	—	(2)
	(218)	(92)	(366)	(81)
Foreign exchange swaps - net investment	(142)	(142)	(415)	(433)
	$(360)	$(234)	$(781)	$(514)
The following table reflects the reclassification adjustments recognized in net income in the interim consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Energy derivative contracts	$8	$(3)	$28	$2
IFRS 9 PPAs	7	(3)	9	(14)
Interest rate swaps	(3)	(11)	(20)	(24)
	$12	$(17)	$17	$(36)
5. SEGMENTED INFORMATION
The company’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the operations, manage the operations, and allocate resources based on the type of technology, in conjunction with other segments of Brookfield Renewable.
The operations of the company are segmented by – 1) hydroelectric (hydroelectric, pumped storage and other sustainable solutions), 2) wind, 3) solar (utility-scale solar and distributed generation) and 4) corporate. This best reflects the way in which the CODM reviews the results of the company.
During the fourth quarter of 2025, the company completed the sale of a 700 MW portfolio of distributed generation assets in the United States, that represented substantially all of the assets within the Distributed Energy & Sustainable Solutions segment. Accordingly, the Distributed Energy & Sustainable Solutions segment is no longer presented as a separate reportable segment in the current period. Prior period comparative information for our distributed generation business has been reclassified to reflect this change, with results previously reported in the Distributed Energy & Sustainable Solutions segment now included within the Solar segment, to conform to the current period presentation. The remaining assets of the Distributed Energy & Sustainable Solutions segment, which are comprised of a pumped storage business, alongside other sustainable solutions operations, have been presented within the hydroelectric segment for the current and prior periods.
In accordance with IFRS 8, Operating Segments, the company discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of presentation and material accounting policy information.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects the company’s share from facilities which it accounts for using consolidation and the equity method whereby the company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides shareholders perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to the company’s shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed below. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include the company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by the company apportioned to each of the above-noted items, and (3) other income includes items that are considered within the company’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income (loss).
The company uses Funds From Operations “FFO” to assess the performance of the company before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. The company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
The company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent the company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the company’s legal claims or exposures to such items.
The company reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The company analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2026:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Revenues	$441	$29	$78	$—	$548	$(17)	$612	$1,143
Other income(3)	178	4	45	—	227	(1)	(177)	49
Direct operating costs	(296)	(17)	(15)	(3)	(331)	9	(318)	(640)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	9	—	9
	323	16	108	(3)	444	—	117
Management service costs	—	—	—	(36)	(36)	—	—	(36)
Interest expense(1)	(116)	(12)	(18)	—	(146)	22	(224)	(348)
Current income tax expense	(7)	—	(4)	—	(11)	—	(10)	(21)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	117	117
Funds From Operations	200	4	86	(39)	251	—	—
Depreciation								(296)
Foreign exchange and financial instrument gain								121
Deferred income tax recovery								22
Other								(152)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)								(72)
Remeasurement of interests held in BRHC by the partnership								1,282
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares								1,258
Share of earnings from equity-accounted investments(1)								(4)
Net loss attributable to non-controlling interests(2)								(73)
Net income attributable to the partnership(5)								$2,337
(1)Share of losses from equity-accounted investments in the consolidated statement of income (loss) of $17 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines. Total interest expense of $420 million is comprised of Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(2)Net loss attributable to non-controlling interests in the consolidated statement of income (loss) of $44 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $227 million, includes the company’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 2 - Disposal of Assets and Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $177 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to participating non-controlling interests - in operating subsidiaries and participating non-controlling interest - in a holding subsidiary held by the partnership.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2025:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Revenues	$282	$29	$106	$—	$417	$(66)	$580	$931
Other income(3)	25	7	2	22	56	(8)	37	85
Direct operating costs	(147)	(18)	(21)	—	(186)	32	(216)	(370)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	42	—	42
	160	18	87	22	287	—	401
Management service costs	—	—	—	(26)	(26)	—	—	(26)
Interest expense(1)	(56)	(10)	(19)	(1)	(86)	12	(198)	(272)
Current income tax expense	—	—	(4)	—	(4)	1	(4)	(7)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	(13)	—	(13)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	(199)	(199)
Funds From Operations	104	8	64	(5)	171	—	—
Depreciation								(313)
Foreign exchange and financial instrument loss								(5)
Deferred income tax recovery								16
Other								(8)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)								(126)
Remeasurement of interests held in BRHC by the partnership								(54)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares								(71)
Share of losses from equity-accounted investments(1)								(34)
Net loss attributable to non-controlling interests(2)								191
Net loss attributable to the partnership(5)								$(233)
(1)Share of losses from equity-accounted investments in the consolidated statement of income (loss) of $5 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines. Total interest expense of $398 million is comprised of Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(2)Net loss attributable to non-controlling interests in the consolidated statement of income (loss) of $8 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $56 million, includes the company's share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $37 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to participating non-controlling interests - in operating subsidiaries and participating non-controlling interest - in a holding subsidiary held by the partnership.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2026:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Revenues	$1,313	$102	$196	$—	$1,611	$(41)	$1,532	$3,102
Other income(3)	434	13	47	—	494	(22)	(265)	207
Direct operating costs	(720)	(54)	(44)	(5)	(823)	34	(719)	(1,508)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	29	—	29
	1,027	61	199	(5)	1,282	—	548
Management service costs	—	—	—	(127)	(127)	—	—	(127)
Interest expense(1)	(311)	(31)	(51)	—	(393)	41	(612)	(964)
Current income tax expense	(31)	(2)	(8)	—	(41)	—	(33)	(74)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	(41)	—	(41)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	97	97
Funds From Operations	685	28	140	(132)	721	—	—
Depreciation								(891)
Foreign exchange and financial instrument gain								38
Deferred income tax recovery								59
Other								(200)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)								(216)
Remeasurement of interests held in BRHC by the partnership								(227)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares								28
Share of losses from equity-accounted investments(1)								(9)
Net loss attributable to non-controlling interests(2)								58
Net loss attributable to the partnership(5)								$(639)
(1)Share of losses from equity-accounted investments of $21 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Total interest expense of $1,180 million is comprised of amounts on Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(2)Net loss attributable to non-controlling interests in the consolidated statement of income (loss) of $155 million is comprised of amounts found on the Share of FFO attributable to non-controlling interest and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $494 million includes the company’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 2 - Disposal of Assets and Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $265 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to participating non-controlling interests - in operating subsidiaries and participating non-controlling interest - in a holding subsidiary held by the partnership.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2025:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
Revenues	$999	$111	$241	$—	$1,351	$(227)	$1,666	$2,790
Other income(3)	34	28	8	22	92	(13)	68	147
Direct operating costs	(460)	(56)	(56)	(3)	(575)	98	(614)	(1,091)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	142	—	142
	573	83	193	19	868	—	1,120
Management service costs	—	—	—	(75)	(75)	—	—	(75)
Interest expense(1)	(179)	(29)	(57)	(1)	(266)	36	(584)	(814)
Current income tax expense	(12)	(1)	(6)	—	(19)	4	(40)	(55)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	(496)	(496)
Funds From Operations	382	53	130	(57)	508	—	—
Depreciation								(939)
Foreign exchange and financial instrument loss								(52)
Deferred income tax recovery								58
Other								(40)
Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC(1)								(422)
Remeasurement of interests held in BRHC by the partnership								(583)
Remeasurement of BEPC exchangeable and class A.2 exchangeable shares								(595)
Share of losses from equity-accounted investments(1)								(108)
Net loss attributable to non-controlling interests(2)								535
Net loss attributable to the partnership(5)								$(1,638)
(1)Share of losses from equity-accounted investments in the consolidated statement of income (loss) of $6 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines. Total interest expense of $1,236 million is comprised of Interest expense and Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and exchangeable shares of BRHC.
(2)Net loss attributable to non-controlling interests in the consolidated statement of income (loss) of $39 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $92 million, includes the company's share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). Note 4 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $68 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to non-controlling interest and other includes net income (loss) attributable to participating non-controlling interests - in operating subsidiaries and participating non-controlling interest - in a holding subsidiary held by the partnership.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table presents information on a segmented basis about certain items in our company's statements of financial position and reconciles the company's proportionate results to the consolidated statements of financial position by aggregating the components comprising the company's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to the partnership					Contribution from equity- accounted investments	Attributable to non- controlling interests	As per IFRS financials
(MILLIONS)	Hydroelectric	Wind	Solar	Corporate	Total
As at September 30, 2026
Cash and cash equivalents	$266	$33	$73	$1	$373	$(12)	$339	$700
Property, plant and equipment	16,947	2,083	1,638	—	20,668	(967)	18,856	38,557
Total assets	21,126	2,295	1,948	422	25,791	(341)	22,341	47,791
Total liabilities	12,462	1,305	1,830	10,771	26,368	(603)	14,157	39,922

As at December 31, 2025
Cash and cash equivalents	$283	$46	$67	$1	$397	$(23)	$308	$682
Property, plant and equipment	17,058	1,722	1,603	—	20,383	(1,001)	20,317	39,699
Total assets	19,808	2,032	1,876	212	23,928	(332)	22,671	46,267
Total liabilities	11,091	1,262	1,626	10,332	24,311	(332)	13,056	37,035

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

Geographical Information
The following table presents consolidated revenue split by technology for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Hydroelectric	$852	$592	$2,286	$1,865
Wind	97	91	314	325
Solar	194	248	502	600
Total	$1,143	$931	$3,102	$2,790
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	September 30, 2026	December 31, 2025
North America	$18,503	$19,795
Colombia	15,568	15,375
Brazil	3,911	3,818
Europe	1,562	1,725
	$39,544	$40,713
6. INCOME TAXES
The company's effective income tax rate was 0.0% and (1.9)% for the three and nine months ended September 30, 2026 (2025: 3.8% and 0.2%). The effective tax rate is different than the statutory rate primarily due to the non-deductible remeasurement of exchangeable shares and dividends presented as interest expense, rate differentials, changes in tax assets not recognized and non-controlling interest income not subject to tax.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

7. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2025	$29,208	$4,175	$4,450	$6	$37,839
Additions	48	116	202	6	372
Transfer from construction work-in-progress	22	16	269	—	307
Transfer to assets held for sale	(1,033)	—	(375)	—	(1,408)
Disposals	(1,926)	—	—	—	(1,926)
Items recognized through OCI:
Change in fair value	171	—	(16)	(5)	150
Foreign exchange	1,916	65	92	2	2,075
Items recognized through net income:
Change in fair value	—	(10)	(10)	—	(20)
Depreciation	(415)	(259)	(216)	(1)	(891)
As at September 30, 2026	$27,991	$4,103	$4,396	$8	$36,498
Construction work-in-progress
As at December 31, 2025	$280	$542	$868	$170	$1,860
Additions	82	1	350	217	650
Transfer to property, plant and equipment	(22)	(16)	(269)	—	(307)
Items recognized through OCI:
Change in fair value	—	—	(9)	—	(9)
Foreign exchange	5	1	(19)	—	(13)
Items recognized through net income:
Change in fair value(4)	—	—	(122)	—	(122)
As at September 30, 2026	$345	$528	$799	$387	$2,059
Total property, plant and equipment, at fair value
As at December 31, 2025(2)(3)	$29,488	$4,717	$5,318	$176	$39,699
As at September 30, 2026(2)(3)	$28,336	$4,631	$5,195	$395	$38,557
(1)Includes battery storage.
(2)Includes right-of-use assets not subject to revaluation of $54 million (2025: $29 million) in our hydroelectric segment, $100 million (2025: $104 million) in our wind segment, $138 million (2025: $118 million) in our solar segment, and nil (2025: $8 million) in other.
(3)Includes land not subject to revaluation of $145 million (2025: $204 million) in our hydroelectric segment, $12 million (2025: $12 million) in our wind segment, and $39 million (2025: $40 million) in our solar segment.
(4)Includes changes in fair value primarily related to the recognition of investment tax credits of $122 million in recently acquired development projects, recognized within Other in the consolidated statements of income (loss), for the nine months ended September 30, 2026.

During the period, the company, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Corporation Economic Interest
U.S.	Utility-scale solar	210 MW	$61 million	20%

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

8. BORROWINGS
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin.
The composition of non-recourse borrowings is presented in the following table:

	September 30, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)(2)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	8.3	8	$9,321	$9,383	7.5	5	$9,310	$9,368
Wind	5.0	6	2,353	2,278	5.8	7	2,114	2,103
Solar	5.0	9	4,016	3,900	5.9	9	3,926	3,891
Total	7.0	8	$15,690	$15,561	6.9	6	$15,350	$15,362
Add: Unamortized premiums and discounts(2)			5				9
Less: Unamortized financing fees(2)			(84)				(95)
Less: Current portion			(1,477)				(2,772)
			$14,134				$12,492
(1)Includes nil (2025: $1 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.

Supplemental Information
The following table outlines changes in the company’s borrowings as at September 30, 2026:

(MILLIONS)	As at December 31, 2025	Net cash flows from financing activities	Non-cash
			Disposal	Transfer to liabilities directly associated with assets held for sale	Other(1)	As at September 30, 2026
Non-recourse borrowings	$15,264	$618	(752)	—	$481	$15,611
(1)Includes foreign exchange and amortization of unamortized premiums, discounts and financing fees.

9. NON-CONTROLLING INTERESTS
The company’s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2026	December 31, 2025
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$8,555	$9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	337	333
	$8,892	$9,638

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2025	Net income (loss)	Other comprehensive (loss) income	Capital contributions	Distributions and return of capital	Disposal	Change in Ownership	Other	As at September 30, 2026
Brookfield Americas Infrastructure Fund	78%	$39	$—	$—	$—	$—	$—	$—	$(14)	$25
Brookfield Infrastructure Fund II	58% - 60%	1,171	(23)	(29)	—	(655)	—	—	(14)	450
Brookfield Infrastructure Fund III	35% - 71%	745	(43)	(85)	—	(2)	—	—	(3)	612
Brookfield Infrastructure Fund IV	75%	871	(44)	58	—	—	—	—	—	885
Brookfield Infrastructure Income Fund	6.8% - 7.0%	812	(6)	69	—	(24)	(233)	—	(2)	616
Isagen institutional partners	54%	4,268	5	578	—	(192)	—	—	(1)	4,658
Isagen public non-controlling interests	0.3%	24	—	3	—	—	—	—	—	27
The Catalyst Group	25%	196	10	—	—	(3)	—	—	—	203
TerraForm Power	19%	113	(23)	9	—	—	—	—	(1)	98
Other	1.3% - 80%	1,066	(19)	(130)	435	(135)	(470)	231	3	981
Total		$9,305	$(143)	$473	$435	$(1,011)	$(703)	$231	$(32)	$8,555

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

10. BEPC EXCHANGEABLE SHARES, BRHC EXCHANGEABLE SHARES, CLASS A.2 EXCHANGEABLE SHARES, BRHC CLASS B SHARES AND BRHC CLASS C SHARES
The BEPC exchangeable shares, BRHC class B shares, BRHC class C shares and class A.2 exchangeable non-voting shares of BRHC (“class A.2 exchangeable shares”) are classified as liabilities due to their exchange and cash redemption features. However, BEPC class B shares, the most subordinated class of all common shares, meet certain qualifying criteria and are presented as equity instruments given the narrow scope presentation exceptions existing in IAS 32, Financial Instruments: Presentation. There are 43,661 BEPC class B shares issued and outstanding as at September 30, 2026 (December 31, 2025: 43,661).
BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC.
BRHC class B and BRHC class C shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for either a BEP unit on a one-for-one basis or its cash equivalent, at the discretion of BEPC.
The class A.2 exchangeable shares provide Brookfield, at its discretion, with the right to redeem these shares in exchange for BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or BEP units on a one-for-one basis. BEPC, however, has the right, at its sole discretion, to satisfy any such redemption request at its cash equivalent.
As at September 30, 2026, the BEPC exchangeable shares, BRHC class B shares, and BRHC class C shares were remeasured to $28.14 per share to reflect the NYSE closing price of a BEP unit. The class A.2 exchangeable shares up to the ownership cap were remeasured to $28.22 per share and the remaining shares were remeasured to $28.14 per share to reflect the NYSE closing price of a BEPC share and a BEP unit respectively. Remeasurement gains or losses associated with these shares are recorded in the interim consolidated statements of income (loss).
As at September 30, 2026, Brookfield Holders held a direct and indirect interest of approximately 24% of the company. Brookfield Holders own, directly and indirectly, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares on a combined basis and the remaining BEPC exchangeable shares are held by public investors.
During the three and nine months ended September 30, 2026, 2,605,045 and 2,605,411, respectively, of BEPC exchangeable shares were exchanged for an equal number of BEP LP units resulting in a decrease of $74 million and $74 million, respectively to the BEPC exchangeable and class A.2 exchangeable shares financial liability (2025: 497 and 36,058, respectively, of BEPC exchangeable shares resulting in a decrease of less than $1 million). During the three and nine months ended September 30, 2026, the company declared dividends of $72 million and $216 million, respectively, (2025: $67 million and $202 million, respectively) on its outstanding BEPC exchangeable shares and class A.2 exchangeable shares and nil and nil, respectively, (2025: $59 million and $220 million, respectively) on its outstanding BRHC class C shares. Dividends on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares are presented as interest expense in the interim consolidated statements of income (loss).
During the first quarter of 2026, the company established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three and nine months ended September 30, 2026, nil and 5,994,833, respectively, of BEPC exchangeable shares were issued for gross proceeds of approximately nil and $237 million.
In December 2025, the company renewed its normal course issuer bid for its outstanding BEPC exchangeable shares. The company is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should the company complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2026.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table provides a continuity schedule of outstanding BEPC exchangeable, class A.2 exchangeable shares, BRHC class B shares and BRHC class C shares along with the corresponding liability and remeasurement gains and losses.

	BEPC exchangeable shares outstanding (units)	Class A.2 exchangeable shares outstanding (units)	BRHC class B shares outstanding (units)	BRHC class C shares outstanding (units)	Shares classified as financial liability ($ millions)
Balance, as at December 31, 2025	144,885,110	34,719,683	110	194,460,874	$10,261
Share issuances	5,994,833	—	—	—	237
Share exchanges	(2,605,411)	—	—	—	(74)
Remeasurement of liability	—	—	—	—	199
Balance, as at September 30, 2026	148,274,532	34,719,683	110	194,460,874	$10,623

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

11. GOODWILL
The following table provides a reconciliation of goodwill for the nine months ended September 30, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$809
Transfer to assets held for sale	(26)
Foreign exchange and other	86
Balance, as at September 30, 2026	$869
12. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in the company’s equity-accounted investments for the nine months ended September 30, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$1,014
Investments	77
Share of losses	(21)
Dividends received	(18)
Foreign exchange translation and other(1)	(65)
Balance, as at September 30, 2026	$987
(1)Includes the decrease in the underlying net assets of a strategic partnership formed with a renewable energy operator and developer in South America. Refer to Note 18 - Related party transactions for more details.
13. CASH AND CASH EQUIVALENTS
The company’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Cash	$456	$376
Short-term deposits	222	261
Cash subject to restriction	22	45
	$700	$682
14. RESTRICTED CASH
The company’s restricted cash is as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Credit obligations	$160	$51
Operations	46	29
Development projects	—	1
Total	206	81
Less: non-current	(68)	(60)
Current	$138	$21

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

15. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
The company's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Trade receivables	$577	$532
Collateral deposits(1)	101	150
Tax receivables	75	68
Prepaids and other	56	56
Short-term deposits and advances	54	60
Inventory	32	32
Other short-term receivables	180	94
	$1,075	$992
(1)Collateral deposits are related to energy derivative contracts the company enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of the company's risk management strategy.
The company primarily receives payments monthly for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.
16. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The company's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Accounts payable	$349	$338
Operating accrued liabilities	177	188
Interest payable on non-recourse borrowings	131	113
Current portion of lease liabilities	28	29
BEPC exchangeable shares distributions payable(1)	18	17
Income tax payable	16	23
Other	57	69
	$776	$777
(1)Includes amounts payable only to external shareholders. Amounts payable to Brookfield and the partnership are included in due to related parties.
17. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, the company has entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, the company will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2026, the company had $2,629 million (2025: $863 million) of capital expenditure commitments of which $519 million is payable in 2026, $1,218 million is payable in 2027, $864 million is payable in 2028 to 2030, and $28 million thereafter.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2026:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
Colombia	Utility-scale Solar	358 MW operating	COP606 billion ($189 million)	34%	Q4 2026
An integral part of the company’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit the company’s profile. In the normal course of business, the company has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, the company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), the company, or by co-investors.
Contingencies
The company and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on the company’s consolidated financial position or results of operations.
The company’s subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
The company, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund, Brookfield Global Transition Fund II, and Catalytic Transition Fund. The company’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by the company’s subsidiaries as at September 30, 2026 were $1,352 million (December 31, 2025: $1,672 million).
 Guarantees
In the normal course of operations, the company executes agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, sales and purchases of assets and services, and the transfer of tax credits or renewable energy grants from tax equity partnerships. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings and guarantee agreements prevents the company from making a reasonable estimate of the maximum potential amount that the company could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.
Two direct and indirect wholly-owned subsidiaries of our company have fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

Renewable Power Preferred Equity Inc. (“BRP Equity”) as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company have guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
18. RELATED PARTY TRANSACTIONS
The company’s related party transactions are recorded at the exchange amount. The company’s related party transactions are primarily with the partnership and its related parties.
The company has entered into two deposit agreements with one or more subsidiaries of the partnership, one as depositor or lender and one as depositee or borrower. Each deposit agreement contemplates potential deposit arrangements pursuant to which the parties thereunder would mutually agree to deposit funds thereunder from time to time on a demand basis at a specified rate of interest. Additionally, the company, as borrower, entered into a credit agreement with a subsidiary of the partnership, as lender, pursuant to which the subsidiary of the partnership established a revolving credit facility in the aggregate principal amount of $150 million in favour of the company. The credit agreement has a ten-year term, subject to automatic one-year extensions occurring annually unless terminated by the lender.
Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with the company which are repayable on demand including any interest accrued. There were nil funds placed on deposit with the company as at September 30, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with consolidated subsidiaries of the company that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the company may request repayment upon three business days’ written notice. As at September 30, 2026, there were $13 million (December 31, 2025: $376 million) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.77%. Funds placed on deposit are reflected within Due from related parties on the consolidated statements of financial position. Interest income earned on the deposits placed with Brookfield Renewable for the three and nine months ended September 30, 2026 totaled less than $1 million and $1 million, respectively (2025: less than $1 million).
From time to time the company may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with the company up to a limit of $750 million per deposit. Interest incurred on such deposits fall between the interest rate that would otherwise be payable by the company under credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at September 30, 2026, there were nil (December 31, 2025: nil) funds placed on deposit with the company, which carries an interest rate of nil. Deposits placed are reflected within Due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three and nine months ended September 30, 2026 totaled less than $1 million (2025: nil).

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The company participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, Brookfield Infrastructure Debt Fund, and The Catalytic Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Brookfield Wealth Solutions
From time to time Brookfield Wealth Solutions and its related entities may agree to provide financing to the company. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and market rates, in capital raises undertaken by the company that are recognized within non-recourse borrowings on the consolidated statements of financial position. As at September 30, 2026, the company, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $213 million of non-recourse borrowings (December 31, 2025: nil); $458 million (December 31, 2025: $458 million) of borrowings from Brookfield Wealth Solutions classified as due to related party. Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in the company’s equity offerings.
Other
During the second quarter of 2026, the company, together with its institutional partners, completed the sale of a 33% interest in a 132 MW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $31 million ($20 million net to the company), to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that acquired the remaining 67%, refer to Note 2 - Disposal of assets, for more details.
During the second and third quarters of 2026, the company, together with its institutional partners, completed the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $526 million ($256 million net to the company), to a consortium managed by BAM at a value equivalent to the unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. The company, together with its institutional partners, were paid an earn-out of $54 million ($27 million net to the company), received from a Brookfield Fund and a consortium managed by BAM, consistent with the terms of the sales agreement terms agreed upon with an unaffiliated third party. The portfolio formed part of a broader 448 MW portfolio of operating hydroelectric assets, refer to Note 2 - Disposal of assets, for more details.
From time to time as part of normal course operations of the group, the company may invest in a subsidiary of the partnership or extend intercompany loans which are generally unsecured, bear interest at market rates, and are repayable on demand or under agreed terms to a subsidiary of the partnership to optimize the use of tax attributes, including net operating losses within the group. During the third quarter of 2026, Brookfield Renewable executed a $460 million intercompany loan with the company, which carries an interest rate of 7.4% recognized within Due from related parties and Due to related parties in the consolidated statements of financial position.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

Transactions with unaffiliated Brookfield associates
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, Investments in Associates and Joint Ventures in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.
The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the interim consolidated statements of income:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Revenues
Power purchase and revenue agreements	$8	$9	$24	$37

Other income
Interest and other investment income	$37	$9	$101	$28
Distribution income	—	18	—	37
	$37	$27	$101	$65

Direct operating costs
Energy purchases	$(8)	$(6)	$(23)	$(23)
Energy marketing fee & other services	(4)	(6)	(13)	(19)
	$(12)	$(12)	$(36)	$(42)

Interest expense
Borrowings and distributions(1)	$(54)	$(108)	$(110)	$(355)

Other
Related party services expense	$(4)	$12	$(6)	$9

Management service costs	$(36)	$(26)	$(127)	$(75)
(1)Includes distributions for the three and nine months ended September 30, 2026 on BEPC exchangeable shares, class A.2 exchangeable shares and BRHC class C shares of $4 million, $14 million and nil, respectively, and $12 million, $41 million, and nil, respectively (2025: $4 million, $13 million and $59 million, respectively and $11 million, $39 million, and $220 million, respectively).

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2026	December 31, 2025
Current assets
Due from related parties
Amounts due from	Brookfield	$11	$16
	The partnership	2,730	1,590
	Equity-accounted investments and other(1)	104	19
		$2,845	$1,625

Current liabilities
Due to related parties
Amounts due to	Brookfield	$56	$67
	The partnership	1,805	903
	Brookfield Wealth Solutions	24	24
	Equity-accounted investments and other	24	17
		$1,909	$1,011

Non-current liabilities
Due to related parties
Amounts due to	Brookfield	$6	$9
	The partnership	89	42
	Brookfield Wealth Solutions	434	434
	Equity-accounted investments and other	—	—
		$529	$485

Non-recourse borrowings	Brookfield Wealth Solutions	$213	$—
(1)Includes $85 million related to the disposal of a 448 MW portfolio of operating hydroelectric assets in the U.S. Refer to Note 2 - Disposal of assets, for more details.

19. SUBSEQUENT EVENTS
Subsequent to the quarter, the company, together with its institutional partners, completed the sale of a portfolio including 118 MW of operating hydroelectric assets and 100 MW of operating solar assets in Colombia for proceeds of approximately COP1,610 billion ($426 million) (COP541 billion ($143 million) net to the company).
Subsequent to the quarter, Brookfield Renewable Corporation received shareholder approval to simplify its corporate structure by converting Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation into one publicly traded corporation. The simplification is subject to customary regulatory approvals as well as unitholder approval.

Brookfield Renewable Corporation	Q3 2026 Interim Consolidated Financial Statements and Notes	September 30, 2026

GENERAL INFORMATION
Corporate Office
Brookfield Place
225 Liberty Street
8th Floor
New York, NY
10281-1048
United States
Tel:  (212) 417-7000
https://bep.brookfield.com
Officers of Brookfield Renewable Corporation
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
320 Bay Street
14th Floor
Toronto, Ontario, M5H 4A6
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of Brookfield Renewable Corporation
Jeffrey Blidner
Eleazar de Carvalho Filho
Dr. Sarah Deasley
Nancy Dorn
Randy MacEwen
Lou Maroun
Stephen Westwell
Patricia Zuccotti
Exchange Listing
NYSE: BEPC (exchangeable shares)
TSX:    BEPC (exchangeable shares)
Investor Information
Visit Brookfield Renewable Corporation online at
https://bep.brookfield.com/bepc for more information. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Corporation

bep.brookfield.com/bepc

NYSE: BEPC
TSX: BEPC.UN